FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Date of Report: May 25, 2017
Commission File No.: 000-29992

OPTIBASE LTD.
(Translation of registrant's name into English)

8 Hamanofim Street
Herzliya 4672559, Israel
+972-73-7073700
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐  No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Attached hereto and incorporated by way of reference herein is a press release issued by the Registrant and entitled "Optibase Ltd. announces first quarter results".

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OPTIBASE LTD. (the "Registrant") By: /s/ Amir Philips Amir Philips Chief Executive Officer

Date: May 25, 2017

Media Contacts:
Amir Philips, CEO, Optibase Ltd.
011-972-73-7073-700
info@optibase-holdings.com

Investor Relations Contact:
Marybeth Csaby, for Optibase
+1- 917-664-3055
Marybeth.Csaby@gmail.com

OPTIBASE LTD. ANNOUNCES FIRST QUARTER RESULTS

HERZLIYA, Israel, May 25, 2017 – Optibase Ltd. (NASDAQ: OBAS) today announced financial results for the first quarter ended March 31, 2017.

Revenues from fixed income real estate totaled $4 million for the quarter ended March 31, 2017, compared to revenues of $4 million for the first quarter of 2016.

Net loss attributable to Optibase Ltd shareholders for the quarter ended March 31, 2017 was $515,000 or $0.10 per basic and diluted share compared to net income of $718,000 or $0.14 per basic and diluted share for the first quarter of 2016.

Weighted average shares outstanding used in the calculation for the periods were approximately 5.1 million basic and diluted shares for each period.

As of March 31, 2017, we had cash and cash equivalents of $22.3 million, and shareholders' equity of $76.3 million, compared with $16 million, and $74.1 million, respectively, as of December 31, 2016.

Amir Philips, Chief Executive Officer of Optibase commented on the first quarter results: "This quarter results are stable compared to the previous quarter and the first quarter of 2016 in our fixed income real estate rent and operating income, while our net income has decreased somewhat due mostley to increased financial expenses and Equity share in losses of associates, net. For the first quarter of 2017 we generated NOI of $3.3 million representing a 3% increase over the same period in 2016. In addition, for the first quarter of 2017, our Recurring FFO decreased to 304,000 compared to the first quarter of 2016. The decrease in our Recurring FFO is primarily due to an increase in our equity share in losses of associates related to our investment in 300 River Holdings, LLC and increase in our financial expenses due to currency rate differences." Mr. Philips concluded: "We are working maintain our basic parameters and increase our financial stability as we progress through 2017."

OPTIBASE REPORTS/2

ACCOUNTING AND OTHER DISCLOSURES

Non-GAAP Net Operating Income, or NOI, is a non-GAAP financial measure. The most directly comparable GAAP financial measure is operating income, which, to calculate NOI, is adjusted to add back real estate depreciation, and amortization, general and administrative expenses and other operation expenses less gain on sale of operating properties. We use NOI internally as a performance measure and believe that NOI (when combined with the primary GAAP presentations) provides useful information to investors regarding our financial condition and results of operations because it reflects only those income and expense item that are incurred at the property level.

We consider the NOI to be an appropriate supplemental non-GAAP measure to operating income because it assists management, and thereby investors, to understand the core property operations prior to depreciation and amortization expenses and general and administrative costs. In addition, because prospective buyers of real estate have different overhead structures, with varying marginal impact to overhead by acquiring real estate, we consider the NOI to be a useful measure for determining the value of a real estate asset or groups of assets.
The metric NOI should only be considered as supplemental to the metric operating income as a measure of our performance. NOI should not be used as a measure of our liquidity, nor is it indicative of funds available to fund our cash needs, including our ability to pay dividends or make distributions. NOI should also not be used as a supplement to, or substitute for, cash flow from operating activities (computed in accordance with generally accepted accounting principles in the United States).

Non-GAAP Funds from operation, or FFO, is a non-GAAP financial measure. The most directly comparable GAAP financial measure is net income, which, to calculate FFO, is adjusted to add back depreciation and amortization and after adjustments for unconsolidated associates. We make certain adjustments to FFO, which it refers to as Non-GAAP recurring FFO or recurring FFO, to account for items we do not believe are representative of ongoing operating results, including transaction costs associated with acquisitions. We use FFO internally as a performance measure and we believe FFO (when combined with the primary GAAP presentations) is a useful, supplemental measure of our operating performance as it's a recognized metric used extensively by the real estate industry. We also believe that Recurring FFO is a useful, supplemental measure of our core operating performance. The company believes that financial analysts, investors and shareholders are better served by the presentation of operating results generated from its FFO and Recurring FFO measures.

We consider the FFO and Recurring FFO to be an appropriate supplemental non-GAAP measure to operating income because it assists management, and thereby investors, in analyzing our operating performance.

The metric's FFO and Recurring FFO should only be considered as supplemental to the metric net income as a measure of our performance. FFO (i) does not represent cash flow from operations as defined by GAAP, (ii) is not indicative of cash available to fund all cash flow needs, including the ability to make distributions, (iii) is not an alternative to cash flow as a measure of liquidity, and (iv) should not be considered as an alternative to net income (which is determined in accordance with GAAP) for purposes of evaluating our operating performance.

OPTIBASE REPORTS/3

Reconciliation of GAAP to Non-GAAP (Unaudited) Supplemental Financial Data

A reconciliation of operating income to NOI is as follows:

	Three months ended
	March 31	March 31
	2017	2016
	$	$
	Unaudited	Unaudited

GAAP Operating income	1,643	1,571

Adjustments:
Real estate depreciation and amortization	1,038	1,051

General and administrative	626	597

Non-GAAP Net Operating Income NOI	3,307	3,219

A reconciliation of net income to FFO and Recurring FFO is as follows:

	Three months ended
	March 31	March 31
	2017	2016
	$	$
	Unaudited	Unaudited

GAAP Net income (loss) attributable to Optibase LTD	(515)	718

Adjustments :
Real estate depreciation and amortization	1,038	1,051

Prorata share of real estate depreciation and amortization from unconsolidated associates	60	447

Non controlling interests share in the above adjustments	(279)	(283)

Non-GAAP Fund From Operation (FFO))	304	1,933

Non-GAAP Recurring Fund From Operation (Recurring FFO)	304	1,933

Amounts in thousands

OPTIBASE REPORTS/4

About Optibase
Optibase invests in the fixed-income real estate field and currently holds properties and beneficial interest in real-estate assets and projects in Switzerland, Germany and in Texas, Philadelphia, PA and Miami, FL, Chicago, IL, USA and is currently looking for additional real estate investment opportunities. Optibase was previously engaged in the field of digital video technologies until the sale of its video solutions business to Optibase Technologies Ltd., a wholly owned subsidiary of VITEC Multimedia in July 2010. For further information, please visit www.optibase-holdings.com.

This press release contains forward-looking statements concerning our marketing and operations plans. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. All forward-looking statements in this press release are made based on management's current expectations which involve risks, uncertainties and other factors that could cause results to differ materially from those expressed in forward-looking statements. These statements involve a number of risks and uncertainties including, but not limited to, difficulties in finding suitable real-estate properties for investment, availability of financing for the acquisition of real-estate, difficulties in leasing of real-estate properties, insolvency of tenants, difficulties in the disposition of real-estate projects, risk relating to collaborative arrangements with our partners relating to our real-estate properties, risks relating to the full consummation of the transaction for the sale of our video solutions business, general economic conditions and other risk factors. For a more detailed discussion of these and other risks that may cause actual results to differ from the forward looking statements in this press release, please refer to Optibase's most recent annual report on Form 20-F. The Company does not undertake any obligation to update forward-looking statements made herein.

OPTIBASE REPORTS/5

Optibase Ltd.
Condensed Consolidated Statement of Operations
For the Period Ended March 31, 2017

	Three months ended
	March 31	March 31
	2017	2016
	$	$
	Unaudited	Unaudited

Fixed income real estate rent	4,027	4,043
Cost and expenses:
Cost of real estate operation	720	824
Real estate depreciation and amortization	1,038	1,051
General and administrative	626	597
Total cost and expenses	2,384	2,472
Operating income	1,643	1,571

Other Income	161	229
Financial expenses, net	(890)	(641)
Income before taxes on income	914	1,159
Taxes on income	(415)	(392)
Equity share in income (losses) of associates, net	(492)	460

Net income	7	1,227

Net income attributable to non-controlling interests	522	509
Net income (loss) attributable to Optibase LTD	(515)	718

Net income (loss) per share :
Basic and Diluted	$(0.10)	$0.14

Number of shares used in computing earnings losses per share
Basic	5,180	5,141
Diluted	5,180	5,141

Amounts in thousands

OPTIBASE REPORTS/6

Condensed Consolidated Balance Sheets

	March 31, 2017	December 31, 2016
	Unaudited	Audited
Assets

Current Assets:
Cash and cash equivalents	22,253	16,024
Trade receivables	628	220
Other accounts receivables and prepaid expenses	510	528
Total current assets	23,391	16,772

Long term investments:
Other long term deposits and receivables	4,172	2,785
Investments in companies and associates	22,243	22,892
Total Long term investments	26,415	25,677

Property and other assets, net:
Real estate properties, net	211,380	207,690
Other assets, net	199	245
Total property and other assets	211,579	207,935

Total assets	261,385	250,384

Liabilities and shareholders' equity

Current Liabilities:
Current maturities of long term loans and bonds	10,572	10,360
Accounts payable and accrued expenses	4,931	4,254

Total liabilities attributed to discontinued operations	2,061	2,061
Total current liabilities	17,564	16,675

Long term liabilities:
Deferred tax liabilities	13,873	13,620
Land lease liability, net	6,240	6,133
Other long-term liabilities	337	407
Long term loans, net of current maturities	136,312	129,261
Long term bonds, net of current maturities	10,779	10,160
Total long term liabilities	167,541	159,581

Shareholders' equity:
Shareholders' equity of Optibase Ltd	56,347	55,134
Non-controlling interests	19,933	18,994
Total shareholders' equity	76,280	74,128

Total liabilities and shareholders' equity	261,385	250,384

Amounts in thousands